Exhibit 4.3

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of March 31, 2023, AGBA Group Holding Limited (“we,” “our,” “us” or the “Company”) had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) ordinary share, $0.001 par value per share (the “ordinary shares”) and (ii) public warrants, each whole warrant exercisable for one-half of one ordinary share for $11.50 per share (the “public warrants”).

The following summary of the material terms of our securities is not intended to be a complete description of all of the rights and preferences of such securities. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to our Fifth Amended and Restated Memorandum and Articles of Association (the “Charter”) and the Warrant Agreement (as defined below), which are exhibits to this Annual Report on Form 10-K (the “Annual Report”). We urge you to read each of the Charter and the Warrant Agreement in their entirety for a complete description of the rights and preferences of our securities.

Terms not otherwise defined herein shall have the meaning assigned to them in the Annual Report of which this Exhibit 4.3 is a part.

Authorized and Outstanding Shares

The Fifth Amended and Restated Memorandum and Articles of Association authorize the issuance of a maximum of 200,000,000 shares of a single class, each with a par value of US$0.001.

As of December 31, 2022, there were 53,835,000 ordinary shares outstanding. We have also issued 5,887,500 warrants consisting of 4,600,000 public warrants and 225,000 warrants (the “private warrants,” and together with the public warrants, the “warrants”).

Voting rights.

Each holder of ordinary shares is entitled to one vote for each ordinary share held of record by such holder on all matters on which shareholders are generally entitled to vote. Generally, matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by all shareholders present in person or by proxy, except for matters which require a special resolution of shareholders which requires a resolution passed by the affirmative vote of a majority of seventy-five percent (75%) or more of the votes of the shares of such shareholders entitled to vote.

Dividend rights.

The holders of ordinary shares are entitled to receive the right to an equal share in any dividend paid by the Company, as may be declared from time to time by the board out of funds legally available for such purposes.

Rights upon liquidation.

In the event of any liquidation of AGBA Group Holding Limited’s affairs, the holders of ordinary shares are entitled to share ratably in the distribution of the surplus assets of the Company.

Other rights.

The holders of ordinary shares have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares will be subject to any special rights conferred on any class of share as determined by the board upon its issue or as varied from time to time.

Election of Directors and Vacancies

The Charter provides that the directors shall be elected by ordinary shareholder resolution or resolution of directors. A director may be removed, with or without cause, by ordinary shareholder resolution at a general meeting, and the board may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors.

No Cumulative Voting

The Charter does not authorize cumulative voting.

General Shareholder Meetings

The Charter provides that general meetings may be convened by the board or on the requisition in writing of any shareholders representing at least 30% of the voting rights of the issued shares.

Requirements for Advance Notification of Shareholder Meetings

The Charter provides for advance notice procedures with respect to shareholder meetings.

Special Resolutions of Shareholders

The Charter provides that the Memorandum or Articles of Association may only be amended by special resolution of shareholders, which requires the affirmative vote of at least 75% of the shareholders entitled to vote. The Charter also provides that the company may by special resolution of shareholders and resolution of directors continue as a company incorporated under the laws of a jurisdiction outside the BVI.

Mandatory Arbitration Provision

The Charter includes a mandatory arbitration provision pursuant to which any dispute or difference between the company and any of its shareholders, or between the shareholders, which cannot be resolved amicably shall be referred to a sole arbitrator and finally resolved by arbitration.

This provision shall apply to any dispute or difference arising out of, under or in connection with the Charter or in relation to the rights or obligations of any shareholder in his capacity as a member of the company (whether arising by contract, under statute, at common law or in equity) and including for the avoidance of doubt to a purchaser in a secondary transaction.

Any person or entity purchasing or otherwise acquiring any interest in shares of the company shall be deemed to have notice of and consented to the mandatory arbitration provisions in the Charter.

Any party to a dispute may serve a written notice on the other party(ies) to the dispute that the dispute must be resolved by arbitration. The parties to the dispute shall then seek to agree the identity of and jointly appoint the arbitrator. If the parties are unable to agree upon the identity of an arbitrator within 21 days of service of the written notice, the arbitrator shall be appointed by the BVI International Arbitration Centre upon the request of either party. No person may act as arbitrator (including as a replacement for an arbitrator who ceases to act) where they have a conflict of interest or duty in relation to the dispute.

The arbitration shall be held in Road Town, Tortola, British Virgin Islands and shall be conducted in English. The arbitration shall be conducted in accordance with the BVI IAC Arbitration Rules 2016, the provisions of which shall be deemed to be incorporated into the Charter. All of the provisions of Schedule 2 to the Arbitration Act 2013 shall apply. The seat of the arbitration shall be the British Virgin Islands irrespective of where the arbitrator signs the award, and the proper law of the arbitration shall be British Virgin Islands law. If any party fails to comply with any procedural order made by the Arbitrator, the Arbitrator shall have power to proceed in the absence of that party and deliver the award.

The enforceability of similar mandatory arbitration provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the mandatory arbitration provisions contained in the Charter to be inapplicable or unenforceable in such action or with respect to a claim arising under another law, and the Company and/or its shareholders may incur additional costs associated with resolving such actions.

This provision of the Charter shall not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; the Company’s shareholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The mandatory arbitration provisions may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, these provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against the directors and officers of the Company, by limiting plaintiffs’ discretion to bring alternative types of claim that they find more favorable. The arbitrator may also reach different judgments or results than other forums, and such judgments may be more or less favorable to the Company than to its shareholders.

AGBA Warrants

Each redeemable warrant entitling the holder thereof to purchase one-half of one ordinary share (the “AGBA Warrant”) entitles the registered holder to purchase one-half (1/2) of one ordinary share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the completion of an initial business combination. Pursuant to the warrant agreement, an AGBA Warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, except as set forth below, no AGBA Warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the AGBA Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the AGBA Warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise AGBA Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their AGBA Warrants on a cashless basis. The AGBA Warrants will expire on the earlier to occur of (i) five years after the completion of an initial business combination, and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of the Warrant Agreement.

We may call the AGBA Warrants for redemption (excluding the private warrants but including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC and its designees), in whole and not in part, at a price of US$0.01 per AGBA Warrant:

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any 20 trading days within a 30 trading day period ending on the third Business Day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the AGBA Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of an AGBA Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the AGBA Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price of the ordinary shares declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants; however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of ordinary shares had your AGBA Warrants remained outstanding.

In the event we determined to redeem AGBA Warrants, holders of redeemable AGBA Warrants will be notified of such redemption as described in our warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and AGBA, dated May 14, 2019 (the “Warrant Agreement”). Specifically, in the event that we elect to redeem all of the redeemable AGBA Warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the AGBA Warrants to be redeemed at their last addresses as they appear on AGBA’s warrant register. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable AGBA Warrants will be notified of such redemption via posting of the redemption notice to DTC.

If we call the AGBA Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole AGBA Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the AGBA Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value.

The “fair market value” shall mean the volume weighted average price of the ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of ordinary shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private warrants and their permitted transferees would still be entitled to exercise their private warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

The AGBA Warrants are issued in registered form under the Warrant Agreement which provides that the terms of the warrants may be amended without the consent of any Warrant holder to cure any ambiguity, correct or supplement any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered Warrant holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the AGBA Warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The AGBA Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the AGBA Warrants, each holder will be entitled to one vote for each ordinary share held of record on all matters to be voted on by shareholders.

Except as described above, no AGBA Warrants will be exercisable and we will not be obligated to issue ordinary shares, unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the AGBA Warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the AGBA Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

AGBA Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the ordinary shares issued and outstanding. Notwithstanding the foregoing, any person who acquires an AGBA Warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the AGBA Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in ordinary shares, or by a split up of the ordinary shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

AGBA’s Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and warrant agent for warrants are Continental Stock Transfer & Trust Company.

Listing of Securities

As of December 31, 2022, our ordinary shares and public warrants were listed on The Nasdaq Stock Market LLC under the symbols “AGBA” and “AGBAW,” respectively.

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